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                                                                      Exhibit 21

The following are Internet Law Library's subsidiaries:

National Law Library, Inc., incorporated in the State of Texas GoverNet Affairs, Inc., incorporated in the State of Georgia Brief Reporter, LLC, incorporated in the State of Virginia ITIS, Inc., incorporated in the State of Texas
Compass Data Systems, Inc., incorporated in the State of Nevada Venco Compliance, Inc., incorporated in the State of Texas